Exhibit 12.1

Armada Hoffler Properties, Inc. and Predecessor

Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(Unaudited)

	Three months ended March 31,	Year ended December 31,
$ in ‘000s	2017	2016	2015	2014	2013	2012

Income before taxes	$9,055	$43,098	$31,149	$12,829	$14,726	$8,907

Plus:
Amortization of capitalized interest	79	299	272	252	196	196
Return of capital from real estate joint ventures		—	—	—	511	405
Fixed charges	5,083	19,028	15,653	14,310	14,279	17,878

Less:
Interest capitalized	(167)	(1,046)	(811)	(2,161)	(526)	(21)
Income from real estate joint ventures		—	—	—	(210)	(261)

Earnings	$14,050	$61,379	$46,263	$25,230	$28,976	$27,104

Interest expense	$4,535	$16,466	$13,333	$10,648	$12,303	$16,561
Interest capitalized	167	1,046	811	2,161	526	21
Portion of rents representative of the interest factor	381	1,516	1,509	1,501	1,450	1,296
Preferred stock dividends					—	—

Fixed charges	$5,083	$19,028	$15,653	$14,310	$14,279	$17,878

Ratio of earnings to fixed charges	2.8	3.2	3.0	1.8	2.0	1.5